FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02041608

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

P.E.

For June 19, 2002

Precision Drilling Corporation
4200, 150 - 6th Avenue S.W.
Calgary, Alberta
Canada T2P 3Y7

(Indicated by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F __________ Form 40-F ✓

(Indicated by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934)

Yes __________ No ✓

(If "Yes" marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b):82)

N/A

CRGH

NEWS RELEASE

Calgary, Alberta, Canada, June 19, 2002

Precision Drilling

PRECISION DRILLING (CYPRUS) LIMITED AWARDED CONTRACT WITH NIKO RESOURCES LTD. IN INDIA

Precision Drilling (Cyprus) Limited ("PD"), a wholly owned subsidiary of Precision Drilling Corporation ("Precision") is pleased to announce the award of a drilling contract by Niko Resources Ltd. ("Niko") to conduct work on its onshore Surat Block in the Gujurat state of India. PD will mobilize a semi-automated, super single slant rig, Rig 709, in early July from eastern Canada. The rig will be used to drill an estimated 15 wells on the Surat appraisal program and will be required to drill in both vertical and slant modes. The rig is particularly suited for drilling applications in environmentally sensitive and limited size locations, attributes that are essential for the Surat Block. Robert Ohlson, Niko's President stated "We look forward to bringing a modern rig to India. It will speed up drilling time and enable us to do multi-well pad drilling during development".

Rig 709 was engineered and custom-built by Precision and has successfully drilled in Canada and internationally in Kazakhstan. The rig completed a 30 well drilling program for a major international operator in northwest Kazakhstan in May 2001 and has recently completed a drilling program in New Brunswick, Canada. Precision, the largest drilling contractor in Canada, presently owns over 250 rigs located in Canada, US, Mexico, Venezuela, Argentina, Brazil and Oman, and the contract in India will further Precision's strategy of international diversification.

Statements in this press release relating to matters that are not historical facts are forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties which may cause the actual results, performances, or achievements of Precision to be materially different from any future results, performances, or achievements expressed or implied by such forward-looking statements. Such factors include general political, economic, and business conditions; reliability of third-party service providers; changes in laws and regulations affecting Precision and other factors which are described in further detail in Precision's filings with the Securities and Exchange Commission.

Precision is listed on the Toronto Stock Exchange, under the trading symbol PD and on the New York Stock Exchange under the trading symbol PDS.

For further information, please contact Dale E. Tremblay, Senior Vice President, Finance and Chief Financial Officer, Suite 4200, 150 - 6th Avenue S.W., Calgary, Alberta, T2P 3Y7, Telephone: (403) 716-4500, Fax (403) 264-0251; website www.precisiondrilling.com

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRECISION DRILLING CORPORATION

Per: ______________________
Jan Campbell
Corporate Secretary

Date: June 19, 2002